Major Shareholders and Related Parties

Major shareholders

The shareholdings of each person known by us to be the owner of more than 5% of our voting securities, as at 6 September 2002, is shown in the table titled "Twenty largest shareholders as at 6 September 2002". The table also shows, as a group, the shareholdings of our directors and officers:
Title of class	Identity of person or group	Amount owned	% of class

Shares	The Commonwealth	6,446,207,123	50.1
Shares	Listed shareholders	6,420,393,077	49.9
		12,866,600,200	100.0

Shares	Directors and officers as a group	573,097(1)

( (1) Refers to direct and indirect holdings.

As at 6 September 2002, we are not aware of any shareholders, other than the Commonwealth, whose shares represent more than 5% of the issued and outstanding shares.

Distribution of shares as at 6 September 2002

The following table summarises the distribution of public listed shares:
	Number of shareholders(1)		Shares(2)
Size of holding	Number	%	Number	%

1 - 1,000	1,141,264	61.07	708,583,064	11.04
1,001 - 2,000	354,009	18.94	555,261,092	8.65
2,001 - 5,000	271,927	14.55	852,079,346	13.27
5,001 - 10,000	68,512	3.67	492,155,411	7.67
10,001- 100,000	32,332	1.73	642,450,034	10.01
100,001 and over	792	0.04	3,170,075,759	49.37
Total	1,868,836	100.00	6,420,604,706	100.00

(1) Number of shareholders holding less than a marketable parcel of shares was 7,509 shareholders who held 589,200 shares.
 (2) Not including those shares held by the Commonwealth, except for 221,629 listed shares which are held by the Commonwealth.

As at 6 September 2002, we had 1,370 shareholders who were resident in the US. This does not include ADS holders.

Twenty largest shareholders as at 6 September 2002

The following table sets out the top 20 shareholders other than the Commonwealth when multiple holdings are grouped together:
Shareholders		Number of shares	% of issued shares(1)
1	JP Morgan Nominees Australia Limited	526,700,672	8.20
2	National Nominees Limited	418,847,866	6.52
3	Westpac Custodian Nominees Limited	356,843,465	5.56
4	RBC Global Services Australia Nominees Pty Ltd	266,618,549	4.15
5	CitiCorp Nominees Pty Ltd	257,508,771	4.01
6	Commonwealth Custodial Services Limited	133,301,477	2.08
7	Queensland Investment Corporation	99,934,520	1.56
8	AMP Life Limited	97,189,536	1.51
9	Telstra ESOP Trustee Pty Ltd	79,828,099	1.24
10	Cogent Nominees Pty Ltd	73,625,913	1.15
11	MLC Limited	62,994,293	0.98
12	ANZ Nominees Limited	57,887,279	0.90
13	HSBC Custody Nominees (Aust) Limited	31,324,291	0.49
14	Westpac Financial Services Limited	28,642,164	0.45
15	Commonwealth Custodial Services Limited - ADR Account	21,162,550	0.33
16	ING Life Limited	20,930,035	0.33
17	Government Superannuation Office	19,337,508	0.30
18	Zurich Australia Limited	19,010,069	0.30
19	Merrill Lynch (Australia) Nominees Pty Ltd	18,189,090	0.28
20	NRMA Nominees Pty Ltd	17,078,013	0.27
	Total	2,606,954,160	40.60

(1) Not including those shares held by the Commonwealth.

Substantial shareholders

As at 6 September 2002, other than the Commonwealth of Australia, we did not have any substantial shareholders.

Relationship with the Commonwealth of Australia

We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders, including the Commonwealth is, in general, regulated by the Australian Corporations Act, the ASX listing rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and us in particular under the Telstra Act, the Trade Practices Act, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.

The Commonwealth as shareholder

At the end of fiscal 2002, the Commonwealth owned 50.1% of our shares after reducing its shareholding by 16.6% in the first half of fiscal 2000. The Telstra Act precludes any reduction in the Commonwealth's voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1% interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth's ownership below this level. There can be no assurance that the Commonwealth would be willing to subscribe for additional shares in us and our ability to raise additional equity capital could be constrained as a result. Whilst the current Government has stated that it favours the eventual full privatisation of Telstra, it is not currently considering passing enabling legislation. The main opposition party, the Australian Labor Party, has stated that it is opposed to further privatisation of Telstra.

We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:
    annual provision of our three-year corporate plan;
    interim financial statements, if requested by the Communications Minister; and
    reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.

We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary Committees.

The Communications Minister has the power, under the Telstra Act, to give us, after consultation with our board of directors, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our board of directors must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act.

The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Australian Corporations Act. The Auditor-General cannot be removed without legislative amendment.

The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders' meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act or applicable listing rules.

The Commonwealth has a set of general policies which apply to partially owned government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act and our constitution.

The Commonwealth as regulator

We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:

    the Telstra Act;
    the Telecommunications (Consumer Protection and Service Standards) Act 1999;
    the Trade Practices Act; and
    the Telecommunications Act.

The Commonwealth's role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry.

We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.

The Commonwealth as customer

The Commonwealth is a major user of our services and we estimate its approximate recent annual expenditure on our services has been around A$500 million. The Commonwealth, as a result of telecommunications liberalisation, is moving towards a whole-of-government approach to the purchase of telecommunications services and will increasingly seek to take advantage of open competition when purchasing telecommunications services. This has resulted, and may continue to result, in a reduction of business being awarded to us.

Related party transactions

A discussion of our related party transactions is contained in "Operating and Financial Review and Prospects - Related party transactions".